FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of September, 2006

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)


        NOTIFICATION OF INTERESTS OF DIRECTOR AND/OR CONNECTED PERSONS

1. Name of the issuer

HSBC Holdings plc

2. Notification by a director pursuant to the Securities and Futures Ordinance of Hong Kong in respect of a change in a non-beneficial interest

3. Name of director

James Hughes-Hallett

4. State whether notification relates to a director named in 3 and identify the connected person

The director is a Trustee of the Esmee Fairbairn Foundation

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Non-beneficial interest as Trustee

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of US$0.50 each

7. Name of registered shareholder(s) and, if more than one, the number of shares held by each of them

State Street Nominees Limited 2,263,323

Chase Nominees Limited 34,664

8. State the nature of the transaction

Acquisition/Purchase

9. Number of shares, debentures or financial instruments relating to shares acquired

5,692

10. Percentage of issued class acquired

De minimis

11. Price per share/security or value of transaction

GBP9.595

12. Date of transaction

15 August 2006

*The Director became aware of this transaction on 27 September 2006

13. Total holding in ordinary shares/security following notification

2,297,987

14. Date issuer informed of transaction

27 September 2006

15. Any additional information

Name of contact and telephone number for queries

Nicola Black, Assistant Secretary, 020 7991 2652

Name of duly authorised officer/official of issuer responsible for making notification

As above

Date of notification

28 September 2006







                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  28 September 2006